82-2142

04012756

invensys

RLS Admin/Letters/2004/0012

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

3 February 2004

SUPPL

RECEIVED FEB 10 2004 WASH, D.C. 187

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Statement in Response to Share Price Movement.

Yours faithfully,

John R W Clayton
Company Secretary

Copy to: Mr. S. Ahmad
Mr. M. Downing

dw 2/11

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

SEC No 82 - 2142

"emailalert@hemscott.co.uk" <emailalert

03/02/2004 16:02

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Stmnt re Share Price Movement

RNS Number:9606U
Invensys PLC
03 February 2004

3rd February

For Immediate Release

Statement in Response to Share Price Movement

Against the background of the recent rise in the company's share price, Invensys reiterates the comment it made on 21 November 2003 in the circular to shareholders re the disposal of the Metering business, that it continues to explore a range of alternative financing routes in the banking and capital markets, whilst continuing to pursue a range of disposals.

Enquiries

Invensys 020 7821 2121
Victoria Scarth
Mike Davies

Brunswick 020 7404 5959
Nick Claydon
Ben Brewerton
Sophie Fitton

END

SPMUOUVRSVRURAR